Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

        The following description is a summary that is not complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated By-Laws (our “By-Laws”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

General

Under our Certificate of Incorporation, Fluor is authorized to issue 375,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The shares of common stock currently outstanding are fully paid and nonassessable. No shares of preferred stock are currently outstanding.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by stockholders. Except as otherwise required by law or with respect to any outstanding series of our preferred stock, the holders of our common stock possess all voting power. Our Bylaws and Certificate of Incorporation generally provide that stockholder action is effective upon the affirmative vote of a majority in outstanding voting power present in person or by proxy at any meeting of stockholders. However, directors shall be elected by a vote of the majority of the votes cast, unless the number of director nominees exceeds the number of directors to be elected. A majority of the votes cast means that the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of our preferred stock that may be outstanding, holders of shares of our common stock are entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in the assets of Fluor legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up.

Other Matters

Holders of our common stock will have no preferences or preemptive, conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by Fluor. Our common stock is listed on the New York Stock Exchange and trades under the symbol "FLR."

Anti-Takeover Provisions

General

Certain provisions of our Certificate of Incorporation, our Bylaws and Section 203 of the Delaware General Corporation Law may have the effect of impeding the acquisition of control of Fluor by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, the vulnerability of Fluor to an unsolicited proposal for the restructuring or sale of all or substantially all the assets of Fluor or an unsolicited takeover attempt which is unfair to Fluor stockholders.

Charter and Bylaw Provisions

          Our Certificate of Incorporation authorizes our board of directors to issue from time to time, without further vote or action by the stockholders, up to 20,000,000 shares of our preferred stock in one or more series and to fix the designations, powers, preferences and rights, and any qualifications, limitations or restrictions, with respect to the shares issued under each such series. Pursuant to this authority, our board could create and issue a series of our preferred stock with such designations, powers, preferences and rights which have the effect of discriminating against an existing or prospective holder of our capital stock, thus making it more difficult for, or discouraging any attempt by, a potential acquirer to obtain control of Fluor by means of a merger, tender offer, proxy contest or otherwise. As a result, the authority to issue shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of Fluor without any further action by our stockholders.

        Other provisions of our Certificate of Incorporation and Bylaws that may make it more difficult to replace our board of directors include:

•	the prohibition on stockholders acting by written consent;

•
the limitations on the ability of our stockholders to call a special meeting, although, holders of at least 25% of our outstanding shares of common stock have the right to call a special meeting of stockholders, subject to certain limitations and procedures;

•	requirements for advance notice for raising business or making nominations at stockholder meetings; and

•	the ability of our board of directors to amend the Bylaws, increase the size of our board and to fill vacancies on our board.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) prior to the time that such stockholder becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in employee stock plans) upon consummation of such transaction, or (iii) at or subsequent to the time such stockholder becomes an interested stockholder, the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Fluor has not opted out of the protections of Section 203 of the Delaware General Corporation Law.

DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

The following description is a summary that is not complete and is qualified in its entirety by reference to the Rights Agreement, dated as of March 25, 2020, by and between Fluor and Computershare Trust Company, N.A., as rights agent, a copy of which is attached as Exhibit 4.1 to the Current Report on Form 8-K filed on March 25, 2020.

On March 24, 2020, the board of directors declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock to purchase one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), at a price of $50 per one-thousandth of a share of Series A Preferred Stock. The Rights will be exercisable only if a person or group acquires 10% or more of our common stock then outstanding. If a person or group acquires 10% of our outstanding common stock (unless such person or group acquires 50% or more), the board of directors may exchange one share of common stock for each outstanding Right. Prior thereto, the Rights are redeemable for $0.01 per Right at the option of the board of directors.

The board of directors may adjust the Purchase Price, the number of shares of Series A Preferred Stock or other securities or assets issuable upon exercise of a Right, and the number of Rights outstanding to prevent dilution that may occur (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred Stock, (b) in the event of a stock dividend on, or a subdivision or combination of, the common stock, (c) if holders of the Series A Preferred Stock are granted certain rights, options, or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (d) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above). In addition, the board of directors may supplement or amend any provision of the Rights Agreement in any respect without the approval of any registered holder of Rights, provided, however, that no amendment may be made after a person or group acquires 10% of our outstanding common stock that shall adversely affect the interests of the holders of the Rights or that shall cause the Rights Agreement to become amendable other than in accordance with the amendment provision contained therein.

As of the date hereof, the Rights have not been exercised and no Series A Preferred Stock has been issued or is outstanding. Prior to exercise, the Rights do not give any holder thereof any dividend, voting or liquidation rights.